Exhibit 99.87

PRESS RELEASE

For immediate release

FOLLOWING OVERWHELMING SHAREHOLDER SUPPORT, NOUVEAU
MONDE ANNOUNCES SHARE CONSOLIDATION IN FURTHER PREPARATION
FOR POTENTIAL U.S. LISTING

MONTRÉAL, QUÉBEC, March 24, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that, in connection with its previously announced evaluation of an additional listing of the Company’s common shares (“Common Shares”) on a U.S. stock exchange, following the approval of its shareholders by a majority of 98.43%, the Company is implementing a consolidation (reverse stock split) of its outstanding Common Shares on the basis of one new Common Share for every ten currently outstanding Common Shares (the “Consolidation Ratio”).

On behalf of the Board of Directors, Arne H Frandsen, the Chairman of Nouveau Monde, commented: “First of all, the entire board thanks our shareholders for their vote of confidence in our management and strategic direction. To receive over 98% of the votes in favour of any shareholder resolution is a privilege – thank you! The agreed share consolidation is a significant step that positions us for the potential U.S. stock exchange listing we have been considering. We believe a U.S. listing would both enhance our global visibility as well as our U.S presence specifically. In turn, this will benefit our business and shareholder base as we seek to execute on our strategy of becoming the Western World’s largest producer of high-quality anode materials to be used mainly in batteries for electrical vehicles and renewable energy storage.”

The Consolidation Ratio was determined by the Company’s board of directors in accordance with the parameters authorised by the Nouveau Monde’s shareholders at the Company’s special meeting of shareholders held on March 23, 2021. The consolidation took effect on March 24, 2021, and the Common Shares are expected to commence trading on the TSX Venture Exchange on a post-consolidation basis beginning at the open of markets on or about March 31, 2021. Immediately prior to the consolidation there were 370,558,932 Common Shares issued and outstanding, and it is expected that there will be 37,055,893 Common Shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation and the number of post-consolidation shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of shares that such holder would otherwise be entitled to receive upon the implementation of the share consolidation.

Holders of Common Shares who hold uncertificated Common Shares (that is shares held in book- entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts, or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation Common Shares for post-consolidation Common Shares. If you hold your Common Shares with such brokerage firm, bank, trust or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre- consolidation Common Shares for replacement certificates or a direct registration advice representing their post-consolidation Common Shares. Until surrendered for exchange, following the effective date of the consolidation, March 24, 2021, each share certificate formerly representing pre-consolidation Common Shares will be deemed to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the consolidation.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, the Company’s intention and ability to list on a major U.S. stock exchange, receipt of final approval and timing for the Common Shares to commence trading on the TSX Venture Exchange on a post-consolidation basis, the anticipated benefits of completing a share consolidation and listing on a major U.S. stock exchange and those which are discussed under the headings “Risks Factors Associated with the Share Consolidation” in the Company’s management information circular relating to the special meeting of the Company’s shareholders held on March 23, 2021, and the “About Nouveau Monde” paragraph in this press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the Company’s production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group